EXHIBIT 99.1

Equinox Gold Begins Staged Restart at Los Filos Mine

VANCOUVER, Dec. 23, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") reports that the blockade by members of the Carrizalillo community at the Company's Los Filos Mine in Mexico has been removed and access to the mine has been restored. Representatives from Los Filos continue to meet regularly with community leaders to reach consensus on the remaining items related to benefits provided under the Carrizalillo social collaboration agreement.

Los Filos has begun a staged restart and is working toward achieving full operations in January. Workers will resume their duties only after testing negative for COVID-19.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to the time required to ramp-up and resume full operations at Los Filos, and achieving a long-term solution with Carrizalillo relating to the social collaboration agreement. Forward-looking statements or information generally identified by the use of the words "will", "continue", "working toward" and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company has made assumptions and estimates based on or related to factors such as its previous working history with communities around Los Filos; the ongoing discussions with Carrizalillo; the Company's ability to obtain and retain all necessary permits, licenses and regulatory approvals; legal restrictions relating to mining including those imposed in connection with COVID-19; and other factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020 both for the year ended December 31, 2019, and in the Company's MD&A dated September 30, 2020 for Q3 2020, all of which are available on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2020/23/c3621.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 23-DEC-20